

SION

16013196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2016

Washington DC 409

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SEC FILE NUMBER
8-068732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SGI Cambium Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue, 19th Fl.
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Sansone 212-582-4210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick + Company LLP
(Name – *if individual, state last, first, middle name*)

Wayne Plaza I, 155 US Highway 46 (Address) Wayne, (City) NJ (State) 07470 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Sansone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI Cambium Securities LLC, as of February 22, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENROY M. ROBIN
Notary Public, State of New York
No. 01RO6296857
Qualified in Kings County
Commission Expires Feb. 10, 2018

Susan Sansone
Signature

Financial + Operations Principal (FINOP)
Title

K. Robin
Notary Public

KENROY M. ROBIN
Notary Public, State of New York
No. 01RO6296857
Qualified in Kings County
Commission Expires Feb. 10, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Exemption Report Pursuant to Securities Exchange Act - Rule 17a-5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNT FIRM

SGI CAMBIUM SECURITIES LLC

December 31, 2015

SGI CAMBIUM SECURITIES LLC
December 31, 2015

TABLE OF CONTENTS

THIS PAGE IS FOR INTERNAL FILE RECORDS ONLY

BALANCE SHEET FOR PUBLIC INSPECTION IS PRESENTED ON NEXT PAGE

BUCHBINDER

Demetrius LLC
A Division of Buchbinder Tunick & Company LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SGI Cambium Securities LLC

We have audited the accompanying statement of financial condition of **SGI Cambium Securities LLC** as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of **SGI Cambium Securities LLC**'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **SGI Cambium Securities LLC** as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

Buchbinder Tunick & Company LLP

Wayne, New Jersey
February 22, 2016

SGI CAMBIUM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$ 8,574
TOTAL ASSETS	**$ 8,574**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$ 130
MEMBER'S EQUITY	8,444
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 8,574**

NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2014 the Company had aggregate indebtedness of $130 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2015, the Company had net capital, as defined, of $8,444, which was $3,444 in excess of its required minimum net capital of $5,000, and $2,444 in excess of its early warning required net capital.

The most recent audited Statement of Financial Condition, place of availability for examination, is at the principal office of SGI Cambium Securities LLC.

The accompanying notes are an integral part of this financial statement

SGI CAMBIUM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Cambium Securities LLC (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"), as amended, and has been a member of the Financial Industry Regulatory Authority ("FINRA") since June, 2011. The Company is registered in the state of New York to do business in the private placement of securities. The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA. The company operates under the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i). The Company's primary source of revenue is from consulting in the area of private placements and debt offerings.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized when evidence of an agreement exists, services have been rendered and collection is reasonably assured.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2015 the Company had aggregate indebtedness of $130 and exceeded the minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At December 31, 2015, the Company had net capital, as defined, of $8,444, which was $3,444 in excess of its required minimum net capital of $5,000, and $2,444 in excess of its early warning required net capital.

NOTE C - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, claims exemption from preparing computations as defined in that rule.

NOTE D- EXPENSE AGREEMENT - RELATED PARTY

The Company has an Expense Sharing Agreement with its sole member whereby member agrees to fund overhead and operation expenses. The agreement allows for reimbursement to the Member ,from time to time, at Company's discretion.

NOTE E - CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be Cash Equivalents.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2015, the date of these financial statements through February 15, 2016, the date these financial statements were available for issuance. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements.

NOTE G - MAJOR SOURCES OF REVENUE

The Company had two major sources that accounted for 100% of total revenues during 2015. Major sources of revenue are defined as those that generate more than 10% of the Company's total revenue. Major sources are not necessarily the same each year.